SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 11

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Sarah A. Johnson

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 04316A-108	SCHEDULE 13D	Page 2 of 7

1.	NAME OF REPORTING PERSON Eric R. Colson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,534,904 [1]
	9.	SOLE DISPOSITIVE POWER 587,963
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,534,904
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% [2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Eric R. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[2]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 3 of 7

1.	NAME OF REPORTING PERSON Charles J. Daley, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400[3]
	8.	SHARED VOTING POWER 14,534,904 [4]
	9.	SOLE DISPOSITIVE POWER 133,279
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,535,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Charles J. Daley, Jr. that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[4]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[5]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 4 of 7

1.	NAME OF REPORTING PERSON Gregory K. Ramirez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400[6]
	8.	SHARED VOTING POWER 14,534,904 [7]
	9.	SOLE DISPOSITIVE POWER 112,764
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,536,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Gregory K. Ramirez that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[7]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Ramirez is a member, has the power to vote. Mr. Ramirez disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[8]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 5 of 7

About this Amendment No. 11

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends the statement on Schedule 13D relating to the Class A common stock of Artisan Partners Asset Management Inc. (the “Company”) filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2014, as amended (the “Original Schedule 13D”). Capitalized terms used in this Amendment No. 11 but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

This Amendment No. 11 is being made to update the number of shares subject to the Stockholders Agreement described in the Original Schedule 13D and the percentage of the combined voting power attributed to those shares. Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b)

As of April 2, 2018, 5,732,655 shares of Class A common stock of the Company and all 8,802,249 shares of Class B common stock of the Company are subject to the Stockholders Agreement. Those shares, in the aggregate, represent approximately 19% of the combined voting power of the Company’s outstanding common stock. Each of the Reporting Persons is a member of the three-person Stockholders Committee that has the power to vote the shares subject to the Stockholders Agreement. As a result, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Original Schedule 13D.

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eric R. Colson	14,534,904	23.2%	0	14,534,904	587,963	0
Charles J. Daley, Jr.	14,535,304	23.2%	400	14,534,904	133,279	0
Gregory K. Ramirez	14,536,304	23.2%	1,400	14,534,904	112,764	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions.

(c) Since the filing of Amendment No. 10 to the Original Schedule 13D on March 16, 2018, two employee-partners have retired from the Company. As a result of these retirements, 178,249 shares of Class A common stock and 2,026,453 shares of Class B common stock ceased to be subject to the Stockholders Agreement. None of the shares over which Mr. Colson, Mr. Daley and Mr. Ramirez possess sole dispositive power were impacted by these retirements.

In addition, a number of shares of Class A common stock subject to the Stockholders Agreement have been sold by certain employees of the Company since the filing of Amendment No. 10. Once sold, the shares were no longer subject to the Stockholders Agreement and were no longer deemed to be beneficially owned by the reporting persons. None of Mr. Colson, Mr. Daley and Mr. Ramirez have sold shares of Class A common stock since the filing of Amendment No. 10.

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A Common Stock Beneficially Owned. The information set forth under Item 3 above and Item 6 of the Original Schedule 13D is hereby incorporated by reference.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 6 of 7

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 20, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 10, 2015)

99.2	Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.3	Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.4	Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.5	Power of Attorney of Eric R. Colson, dated March 10, 2014 (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on March 12, 2014)

99.6	Power of Attorney of Charles J. Daley, Jr., dated March 10, 2014 (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed on March 12, 2014)

99.7	Power of Attorney of Gregory K. Ramirez, dated March 11, 2014 (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed on March 12, 2014)

CUSIP No. 04316A-108	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2018

ERIC R. COLSON

By:	Eric R. Colson*

CHARLES J. DALEY JR.

By:	Charles J. Daley Jr. *

GREGORY K. RAMIREZ

By:	Gregory K. Ramirez*

*By:	/s/ Sarah A. Johnson
Sarah A. Johnson
Attorney-in-Fact for Eric R. Colson
Attorney-in-Fact for Charles J. Daley, Jr.
Attorney-in-Fact for Gregory K. Ramirez